Exhibit 99.1

Telesat Reports Results for the Quarter and Six Months Ended June 30, 2022

OTTAWA, CANADA - August, 5, 2022 –Telesat (NASDAQ and TSX: TSAT), one of the world’s largest and most innovative satellite operators, today announced its financial results for the three and six-month periods ended June 30, 2022. All amounts are in Canadian dollars and reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

“I am very pleased with our financial performance for the second quarter and first half of the year, as it positions us to exceed the revenue and Adjusted EBITDA1 guidance we gave at the outset of the year,” commented Dan Goldberg, Telesat’s President and CEO. “Our business continues to generate strong cash flows, ending the first half of the year with $1.5 billion in cash, while delivering industry-leading Adjusted EBITDA margins1, high capacity utilization and a substantial contractual backlog.”

Goldberg added: “In the second quarter we continued to purchase in the open market our senior unsecured notes. To date, we have repurchased notes with an aggregate face value of US$160 million, further underscoring our confidence in the future of our business and our view that the notes are trading below fair value. On Telesat Lightspeed, our revolutionary planned Low Earth Orbit satellite constellation, we worked closely with our prospective suppliers over the last quarter to refine key elements of the program. We remain highly confident in the promise of Telesat Lightspeed and expect to have greater clarity on our financing sources for the program toward the end of this year.”

For the quarter ended June 30, 2022, Telesat reported consolidated revenue of $187 million, a decrease of 1% ($1 million) compared to the same period in 2021. When adjusted for changes in foreign exchange rates, revenue declined 3% ($6 million) compared to 2021. The revenue decrease was primarily due to a reduction on renewal of a long-term agreement with a North American direct-to-home customer, partially offset by an early termination payment received from a customer in Latin America and an increase in services provided to customers in the mobility market as it continues to recover from the impact of COVID-19.

Operating expenses for the second quarter were $59 million, a decrease of $6 million from the same period in 2021. The change in foreign exchange rates had a minimal impact. The decrease was primarily due to lower non-cash share-based compensation combined with higher professional fees incurred in 2021 relating to Telesat becoming a public company.

Adjusted EBITDA1 for the second quarter was $146 million, a decrease of 1% ($2 million) or, when adjusted for foreign exchange rates, a decrease of 4% ($5 million). The Adjusted EBITDA margin1 was 78.4%, compared to 78.7% in the same period in 2021.

Telesat’s net loss for the second quarter was $4 million, compared to net income of $53 million for the second quarter of 2021. The negative variation was principally due to a non-cash foreign exchange loss for the second quarter of 2022 compared to a non-cash foreign exchange gain for the same period in the prior year, primarily as a result of the U.S. dollar strengthening in the second quarter of 2022 as opposed to the weakening in the same period in the prior year. This loss was partially offset by a gain on extinguishment of repurchased debt.

For the six-month period ended June 30, 2022, Telesat reported consolidated revenue of $372 million, a decrease of 2% ($6 million) compared to the same period in 2021. When adjusted for changes in foreign exchange rates, revenue declined 3% ($10 million) compared to 2021. The revenue decrease was primarily due to lower revenue from North American direct-to-home services, combined with a decrease in revenues from terminations and reductions on contract renewal of certain services. This was partially offset by increased services provided to customers in the mobility market as it continues to recover from the impact of COVID-19, an early termination payment from a customer in Latin America, and higher revenue associated with the Defense Advanced Research Projects Agency program.

Operating expenses for the six-month period ended June 30,2022 were $123 million, an increase of $18 million from 2021. The change in foreign exchange rates had a minimal impact. The increase was primarily due to higher non-cash share-based compensation, the reversal of a bad debt provision in the first quarter of 2021, which had the impact of lowering operating expenses in the prior year period, and higher expenses (including insurance) in 2022 associated with being a public company. These increases were partially offset by higher professional fees incurred in 2021 relating to Telesat becoming a public company.

Adjusted EBITDA1 for the six-month period was $292 million, a decrease of 3% ($8 million) or, when adjusted for foreign exchange rates, a decrease of 4% ($12 million). The Adjusted EBITDA margin1 was 78.4%, compared to 79.3% in the same period in 2021.

For the six months ended June 30, 2022, net income was $56 million, compared to $94 million for the 2021. The decrease was principally due to a non-cash foreign exchange loss compared to a non-cash foreign exchange gain for the same period in the prior year, primarily as a result of the U.S. dollar strengthening as opposed to the weakening in the same period in the prior year. This loss was partially offset by a gain on extinguishment of debt.

2022 Financial Outlook

●	Telesat now expects its full year 2022 revenues (assuming a foreign exchange rate of US$1 = C$1.30) to be between $740 million and $750 million. (Previously between $720 million and $740 million)
●	Telesat now expects its Adjusted EBITDA[1] (assuming a foreign exchange rate of US$1 =C$1.30) to be between $545 million and $560 million in 2022. (Previously between $525 million and $545 million)
●	For 2022, Telesat still expects its cash flows used in investing activities to be in the range of US$100 million to US$120 million. Once Telesat has finalized arrangements around the construction and financing of its Telesat Lightspeed program, it will provide a further update on the anticipated capital expenditures for the year, which could increase substantially.

Business Highlights

▲	At June 30, 2022:
-	Telesat had contracted backlog[2] for future services of approximately $1.9 billion (excluding contractual backlog associated with Telesat Lightspeed).
-	Fleet utilization was 86%.

▲	Repurchase of 6.5% Senior Unsecured Notes:
-	For the six months ended June 30, 2022, Telesat repurchased the 6.5% Senior Unsecured Notes with a face value of $202.1 million (US$160 million) by way of open market purchases in exchange for $97.2 million (US$77.0 million).
-	These repurchases, combined with the related write-off of debt issue costs and prepayment options, resulted in a gain on extinguishment of debt of $106.9 million (US$84.5 million).
-	Telesat surrendered these purchased 6.5% Senior Unsecured Notes for retirement.
-	Telesat’s Board of Directors has authorized the purchase of up to US$100 million in face value of additional Telesat debt.

Telesat’s quarterly report on Form 6-K for the quarter ended June 30, 2022, has been filed with the United States Securities and Exchange Commission (“SEC”) and the Canadian securities regulatory authorities and may be accessed on the SEC’s website at www.sec.gov and on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com.

Conference Call

Telesat has scheduled a conference call on Friday, August 5, 2022, at 10:30 a.m. ET to discuss its financial results for the three and six-month periods ended June 30, 2022. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Andrew Browne, Chief Financial Officer, of Telesat.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 800 806 5484. Callers outside of North America should dial +1 416 340 2217. The access code is 5717375 followed by the number sign (#). Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference. In the event of technical issues, please dial *0 and advise the conference call operator of the company name (“Telesat”) and the name of the moderator (Michael Bolitho).

Webcast:

The conference call can also be accessed, as a listen in only, at https://edge.media-server.com/mmc/p/rmcxxyqj. A replay of the webcast will be archived on Telesat’s website under the tab “Investors”.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on August 5, 2022 until 11:59 p.m. ET on August 19, 2022. To access the replay, please call +1 800 408 3053. Callers from outside North America should dial +1 905 694 9451. The access code is 8406660 followed by the number sign (#).

About Telesat

Backed by a legacy of engineering excellence, reliability and industry-leading customer service, Telesat (NASDAQ and TSX: TSAT) is one of the largest and most successful global satellite operators. Telesat works collaboratively with its customers to deliver critical connectivity solutions that tackle the world’s most complex communications challenges, providing powerful advantages that improve their operations and drive profitable growth.

Continuously innovating to meet the connectivity demands of the future, Telesat Lightspeed, the company’s Low Earth Orbit (“LEO”) satellite network, will be the first and only LEO network optimized to meet the rigorous requirements of telecom, government, maritime and aeronautical customers. Telesat Lightspeed will redefine global satellite connectivity with ubiquitous, affordable, high-capacity links with fibre-like speeds. For updates on Telesat, follow us on Twitter, LinkedIn, or visit www.telesat.com.

Contacts:

Investor Relations

Hugh Harley	Michael Bolitho
+1 613 748 8424	+1 613 748 8828
ir@telesat.com	ir@telesat.com

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact, including financial outlook for 2022, and potential future debt repurchases, and are “forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. When used herein, statements which are not historical in nature, or which contain the words “will,” “expect,” “planned,” “positions”, “future”, “view” or similar expressions, are forward-looking statements. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. All statements made in this press release are made only as of the date set forth at the beginning of this release. Telesat Corporation undertakes no obligation to update the information made in this release in the event facts or circumstances subsequently change after the date of this press release.

These forward-looking statements are based on Telesat Corporation’s current expectations and are subject to a number of risks, uncertainties and assumptions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond Telesat Corporation’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Known risks and uncertainties include but are not limited to: inflation; risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance; the impact of COVID-19 on Telesat Corporation’s business and the economic environment; the ability to deploy successfully an advanced global LEO satellite constellation, and the timing of any such deployment; the availability of government and/or other funding for the LEO satellite constellation; the receipt of proceeds in relation to the re-allocation of C-band spectrum; volatility in exchange rates; the ability to expand Telesat Corporation’s existing satellite utilization; and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. Investors should review the other risk factors discussed in Telesat Corporation’s annual report on Form 20-F for the year ended December 31, 2021, that was filed on March 18, 2022, with the United States Securities and Exchange Commission (“SEC”) and the Canadian securities regulatory authorities at the System for Electronic Document Analysis and Retrieval (“SEDAR”), and may be accessed on the SEC’s website at www.sec.gov and SEDAR’s website at www.sedar.com.

Unaudited Interim Condensed Consolidated Statements of Income (Loss)
For the periods ended June 30,

	Three months		Six months
(in thousands of Canadian dollars, except per share amounts)	2022	2021(4)	2022	2021(4)
Revenue	$186,614	$187,888	$372,383	$378,380
Operating expenses	(58,924)	(65,047)	(123,290)	(105,412)
Depreciation	(46,487)	(52,372)	(95,795)	(102,739)
Amortization	(3,748)	(3,948)	(7,446)	(8,063)
Other operating gains (losses), net	(23)	(74)	(53)	(747)
Operating income	77,432	66,447	145,799	161,419
Interest expense	(49,671)	(46,467)	(98,174)	(88,462)
Gain on extinguishment of debt	85,886	—	106,916	—
Interest and other income	2,580	1,652	3,240	1,773
Gain (loss) on changes in fair value of financial instruments	2,277	3,796	4,635	(21,328)
Gain (loss) on foreign exchange	(98,834)	40,641	(62,687)	75,754
Income (loss) before tax	19,670	66,069	99,729	129,156
Tax (expense) recovery	(24,045)	(13,062)	(43,474)	(34,827)
Net income (loss)	$(4,375)	$53,007	$56,255	$94,329

Net income (loss) attributable to:
Telesat Corporation shareholders	$(1,948)	$53,007	$12,035	$94,329
Non-controlling interest	(2,427)	—	44,220	—
	$(4,375)	$53,007	$56,255	$94,329

Net income (loss) per common share attributable to Telesat Corporation shareholders
Basic	$(0.16)	$1.07	$1.00	$1.90
Diluted	$(0.16)	$1.03	$0.96	$1.86

Total Weighted Average Common Shares Outstanding
Basic	12,113,123	49,546,692	12,068,419	49,546,692
Diluted	12,113,123	51,545,378	13,814,381	50,704,966

Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars)	June 30, 2022	December 31, 2021
Assets
Cash and cash equivalents	$1,482,250	$1,449,593
Trade and other receivables	70,035	122,698
Other current financial assets	781	861
Current income tax recoverable	5,420	3,219
Prepaid expenses and other current assets	57,030	41,064
Total current assets	1,615,516	1,617,435
Satellites, property and other equipment	1,371,469	1,429,688
Deferred tax assets	46,630	46,187
Other long-term financial assets	13,504	16,348
Long-term income tax recoverable	15,202	12,277
Other long-term assets	30,492	31,254
Intangible assets	758,197	762,659
Goodwill	2,446,603	2,446,603
Total assets	$6,297,613	$6,362,451

Liabilities
Trade and other payables	$24,387	$54,628
Other current financial liabilities	22,666	36,647
Income taxes payable	13,942	5,622
Other current liabilities	85,160	85,058
Total current liabilities	146,155	181,955
Long-term indebtedness	3,655,993	3,792,597
Deferred tax liabilities	286,357	296,318
Other long-term financial liabilities	21,308	23,835
Other long-term liabilities	352,235	371,453
Total liabilities	4,462,048	4,666,158

Shareholders’ Equity
Share capital	44,084	42,841
Accumulated earnings	372,224	350,029
Reserves	44,133	22,804
Total Telesat Corporation shareholders’ equity	460,441	415,674
Non-controlling interest	1,375,124	1,280,619
Total shareholders’ equity	1,835,565	1,696,293
Total liabilities and shareholders’ equity	$6,297,613	$6,362,451

Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the six months ended June 30

(in thousands of Canadian dollars)	2022	2021(4)
Cash flows from operating activities
Net income (loss)	$56,255	$94,329
Adjustments to reconcile net income (loss) to cash flows from operating activities
Depreciation	95,795	102,739
Amortization	7,446	8,063
Tax expense (recovery)	43,474	34,827
Interest expense	98,174	88,462
Interest income	(3,526)	(2,322)
(Gain) loss on foreign exchange	62,687	(75,754)
(Gain) loss on changes in fair value of financial instruments	(4,635)	21,328
Share-based compensation	42,863	26,587
(Gain) loss on disposal of assets	53	747
Gain on extinguishment of debt	(106,916)	—
Deferred revenue amortization	(31,162)	(33,612)
Pension expenses	3,787	4,030
Other	(1,434)	(3,881)
Income taxes paid, net of income taxes received	(48,589)	(53,168)
Interest paid, net of interest received	(92,710)	(69,079)
Operating assets and liabilities	(52,383)	9,195
Net cash from operating activities	69,179	152,491
Cash flows (used in) generated from investing activities
Satellite programs	(15,875)	(78,442)
Purchase of property and other equipment	(17,375)	(11,530)
Purchase of intangible assets	(27)	—
C-band clearing proceeds	64,651	—
Net cash (used in) generated from investing activities	31,374	(89,972)
Cash flows (used in) generated from financing activities
Proceeds from indebtedness	—	619,900
Payment of debt issue costs	—	(6,834)
Repayment of indebtedness	(97,234)	—
Payments of principal on lease liabilities	(872)	(1,355)
Satellite performance incentive payments	(3,642)	(3,350)
Government grant received	8,015	—
Net cash (used in) generated from financing activities	(93,733)	608,361

Effect of changes in exchange rates on cash and cash equivalents	25,837	(23,159)

Changes in cash and cash equivalents	32,657	647,721
Cash and cash equivalents, beginning of period	1,449,593	818,378
Cash and cash equivalents, end of period	$1,482,250	$1,466,099

Telesat’s Adjusted EBITDA margin(1):

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands of Canadian dollars) (unaudited)	2022	2021(4)	2022	2021(4)
Net income (loss)	$(4,375)	$53,007	$56,255	$94,329
Tax expense (recovery)	24,045	13,062	43,474	34,827
(Gain) loss on changes in fair value of financial instruments	(2,277)	(3,796)	(4,635)	21,328
(Gain) loss on foreign exchange	98,834	(40,641)	62,687	(75,754)
Interest and other income	(2,580)	(1,652)	(3,240)	(1,773)
Interest expense	49,671	46,467	98,174	88,462
Gain on extinguishment of debt	(85,886)	—	(106,916)	—
Depreciation	46,487	52,372	95,795	102,739
Amortization	3,748	3,948	7,446	8,063
Other operating (gains) losses, net	23	74	53	747
Non-recurring compensation expenses(3)	(1)	174	—	335
Non-cash expense related to share-based compensation	18,694	24,876	42,863	26,587
Adjusted EBITDA	$146,383	$147,891	$291,956	$299,890

Revenue	$186,614	$187,888	$372,383	$378,380
Adjusted EBITDA Margin	78.4%	78.7%	78.4%	79.3%

End Notes

[1]	The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, Telesat uses revenue and deducts certain operating expenses (including share-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating income before interest expense, taxes, depreciation and amortization (“Adjusted EBITDA”) and the Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.

[2]	Remaining performance obligations, which Telesat refers to as contracted revenue backlog (‘‘backlog’’), represents Telesat’s expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that Telesat will recognize in the future in respect of cash already received. The calculation of the backlog reflects the revenue recognition policies adopted under IFRS 15. The majority of Telesat’s contracted revenue backlog is generated from contractual agreements for satellite capacity.

[3]	Includes severance payments and special compensation and benefits for executives and employees.

[4]	2021 balances were adjusted to take into account the retroactive impact of the change in accounting policy associated with the capitalization of software as a Service arrangements. In addition, a formal valuation of restricted share units in the fourth quarter of 2021 resulted in an increase in compensation and employee benefits of $6.9 million and $9.5 million in the second and third quarter of 2021, respectively. For additional details, refer to Note 3 and Note 6 of the financial statements included in the Telesat’s quarterly report on Form 6-K for the quarter ended June 30, 2022, which has been filed with the United States Securities and Exchange Commission (“SEC”) and the Canadian securities regulatory authorities at the System for Electronic Document Analysis and Retrieval (“SEDAR”), and may be accessed on the SEC’s website at www.sec.gov and SEDAR’s website at www.sedar.com.